Exhibit (a)(1)(0)

Press release

February 6, 2008

PT Media Nusantara Citra Commences Cash Tender Offer for Linktone at $3.80 per American Depositary Share

JAKARTA, INDONESIA− Feb 6, 2008 — PT Media Nusantara Citra Tbk (or “MNC”) (JSX: MNCN) today announced that its indirect wholly-owned subsidiary, MNC International Ltd., has commenced its tender offer for up to 6,000,000 American Depositary Shares (“ADSs,” each ADS represents 10 ordinary shares) of Linktone Ltd. (NASDAQ: LTON) at a price of $3.80 per ADS in cash, subject to any withholding taxes required by law. MNC and Linktone announced on November 29, 2007 that they had reached a definitive acquisition agreement for MNC to acquire not less than 51% of Linktone’s outstanding shares using a combination of a tender offer for existing ADSs and a subscription for newly issued ordinary shares of Linktone at an equivalent purchase price.

The board of directors of Linktone unanimously (i) determined that the transactions contemplated by the acquisition agreement, including the tender offer and the subscription, are fair to and in the best interests of Linktone and its shareholders, (ii) approved and declared advisable the acquisition agreement and the transactions contemplated thereby, including the tender offer and the subscription, and (iii) recommended that the holders of Linktone’s ADSs accept the tender offer and tender their ADSs in the tender offer. At a special shareholders’ meeting on January 30, 2008, Linktone’s shareholders duly approved the adoption of the acquisition agreement, the issuance of shares in the subscription, and the election of 10 directors to Linktone’s board of directors, subject to and effective following the consummation of the tender offer and the subscription.

There is no financing condition to the tender offer. MNC will finance the purchase of shares in the tender offer and the subscription using its available cash and cash equivalents.

Unless the tender offer is extended, the tender offer and any withdrawal rights to which holders of Linktone’s ADSs may be entitled will expire at 7:00 p.m., New York City time, on Wednesday, March 12, 2008. Following the acceptance for payment of any or no shares in the tender offer and completion of the subscription, MNC will own not less than 51% of the total outstanding ordinary shares of Linktone calculated on a fully diluted basis.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials being filed by MNC with the SEC. In addition, Linktone will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available from DF King & Co., Inc., the information agent for the tender offer at (800) 829-6551 (toll free). Mellon Investor Services, LLC is acting as depositary for the tender offer. The dealer manager for the tender offer is J.P. Morgan Securities Inc.

About PT Media Nusantara Citra Tbk.

MNC is the largest and only integrated media company in Indonesia with operations encompassing content production, content distribution, nationwide free-to-air television networks, 24-hour program TV channels, newspaper, tabloid, radio networks and online media. MNC has the largest content library in Indonesia, comprising 68,000 hours of entertainment and news content, which is increasing by more than 10,000 hours yearly. These contents are being accumulated from in-house production, outsourcing and the operations of our multi-media platforms.

About Linktone.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through Linktone’s and its partners’ cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China.

Through in-house development and alliances with international and local branded content partners, Linktone develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-looking statements.

Any statements made regarding the proposed transaction between MNC and Linktone, the expected timetable for completing the transaction, benefits of the transaction and any other statements contained in this news release that are not purely historical fact are forward-looking statements, which involve a number of risks and uncertainties. These statements are based on MNC’s and Linktone’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the subscription set forth in the acquisition agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; the ability to retain key management and technical personnel of Linktone; and adverse reactions to the proposed transaction by customers, suppliers and strategic partners. Linktone and MNC are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by MNC and MNC International Ltd. with the SEC on February 6, 2008. In addition, on February 6, 2008, Linktone filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to DF King & Co., Inc., the information agent for the tender offer, at 48 Wall Street, 22nd Floor, New York, NY 10005, or by calling toll free at (800) 829-6551. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Contact:

For more information on MNC, please contact:

PT Media Nusantara Citra Tbk Menara Kebon Sirih, 28th floor Jl. Kebon Sirih Kav 17-19 Jakarta 10340 Phone: 62-21 3909211; 3900310 Fax : 62-21 3909174	Investor contact: David Fernando Audy Head of Investor Relations david.audy@mncgroup.com	Media contact: Gilang Iskandar Corporate Secretary gilang.iskandar@mncgroup.com

For more information on Linktone, please visit www.linktone.com, or contact Edward Liu at Edward.liu@linktone.com.